UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

THE SPECTRANETICS CORPORATION
(Name of Subject Company)

THE SPECTRANETICS CORPORATION
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

84760C107
(CUSIP Number of Class of Securities)

Paul Gardon
Senior Vice President - General CounselThe Spectranetics Corporation
9965 Federal Drive
Colorado Springs, CO 80921
 (719) 447-2000
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Minh Van Ngo, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 8th Avenue
New York, New York 10019
(212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on July 12, 2017 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by The Spectranetics Corporation, a Delaware corporation (“Spectranetics” or the “Company”).  The Schedule 14D-9 relates to the cash tender offer by HealthTech Merger Sub, Inc., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Philips Holding USA Inc., a Delaware corporation (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent and Koninklijke Philips N.V., a corporation organized under the laws of the Netherlands, with the SEC on July 12, 2017, pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Spectranetics (the “Shares”) at a purchase price of $38.50 per Share, net to the seller in cash, without interest, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 12, 2017, and in the related Letter of Transmittal, copies of which were incorporated by reference in the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.  Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 4. The Solicitation or Recommendation

The information set forth in Item 4 of the Schedule 14D-9 is hereby amended and supplemented by:

(a)	Replacing the eighth full paragraph on page 21 under the heading “Background of the Merger Agreement; Reasons for Recommendation—Background of the Merger” with the following:

“On May 31, 2017, the Compensation Committee met telephonically, with members of Spectranetics’ management and representatives of Cravath, Deloitte LLP, tax advisor to Spectranetics, and Willis Towers Watson, compensation advisor to Spectranetics, participating, to discuss various compensation matters related to the potential transaction with Philips, including the change in control payments that would result from a transaction, employee benefit related provisions of the draft merger agreement, the acceleration of the waiting period applicable to the entry into severance agreements with certain key members of management and the potential tax liabilities that could be imposed under the parachute payment excise tax in various scenarios.  Prior to the Compensation Committee meeting, members of management had not had any discussions related to retention arrangements with Philips.  Based on advice from its advisors, the Compensation Committee directed management not to discuss retention arrangements with Philips and to defer negotiations of employee benefits matters with Philips until after Spectranetics had negotiated the best price for its stockholders.”

(b)	Inserting the following after the final full paragraph of page 34 under the heading “Financial Analyses and Opinion—Opinion of Spectranetics’ Financial Advisor—Public Trading Multiples”:

“Results of the analysis presented for the selected companies included the analysis indicated in the following table:

($ in millions)
Company	2017E Revenue	2017E - 2018E Revenue Growth (%)	FV / 2017E Revenue		FV / 2018E Revenue
AtriCure, Inc.	$176	14%	5.0	x	4.4	x
Cardiovascular Systems, Inc.	$217	13%	4.4	x	3.9	x
Entellus Medical, Inc.	$87	17%	3.5	x	3.0	x
Insulet Corporation	$436	16%	8.1	x	7.0	x
Intersect ENT, Inc.	$90	20%	8.3	x	6.9	x
K2M Group Holdings, Inc.	$267	14%	4.2	x	3.7	x
Merit Medical Systems, Inc.	$719	8%	3.0	x	2.8	x
MiMedx Group, Inc.	$305	17%	6.2	x	5.3	x
NxStage Medical, Inc.	$401	12%	3.9	x	3.5	x
Penumbra, Inc.	$318	20%	9.3	x	7.8	x”

(c)
Deleting the table at the bottom of page 35 and top of page 36 under the heading “Financial Analyses and Opinion—Opinion of Spectranetics’ Financial Advisor—Selected Transaction Analysis” and replacing it with the following table:

“
Announcement Date	Target	Acquiror	FV / LTM Revenue		FV / NTM Revenue
June 19, 2017	NOVADAQ Technologies Inc.(1)	Stryker Corporation	7.7	x	5.9	x
February 13, 2017	ZELTIQ Aesthetics, Inc.	Allergan plc	6.8	x	5.6	x
December 2, 2016	Vascular Solutions, Inc.	Teleflex Incorporated	6.1	x	5.3	x
June 7, 2016	LDR Holding Corporation	Zimmer Biomet Holdings, Inc.	6.1	x	5.1	x
July 22, 2015	Thoratec Corporation	St. Jude Medical, Inc.	7.0	x	6.8	x
March 2, 2015	Cordis business of Johnson & Johnson	Cardinal Health, Inc.	2.5	x	NA
March 2, 2015	American Medical Systems urology business of Endo International plc	Boston Scientific Corporation	4.0	x	NA
December 17, 2014	Volcano Corporation	Koninklijke Philips N.V.	3.1	x	3.0	x
May 27, 2014	AngioScore Inc.	The Spectranetics Corporation	4.2	x	3.7	x
February 3, 2014	ArthroCare Corporation	Smith & Nephew plc	4.0	x	3.8	x
December 8, 2013	Given Imaging Ltd.	Covidien plc	4.7	x	4.2	x
April 29, 2013	Conceptus, Inc.	Bayer AG	7.6	x	6.7	x
May 3, 2012	Kensey Nash Corporation	Koninklijke DSM N.V.	4.4	x	3.6	x
March 12, 2012	ZOLL Medical Corporation	Asahi Kasei Corporation	3.9	x	3.2	x
December 15, 2011	SonoSite, Inc.	FUJIFILM Holdings Corporation	2.9	x	2.5	x
October 18, 2010	AGA Medical Holdings, Inc.	St. Jude Medical, Inc.	6.0	x	5.2	x
July 12, 2010	Micrus Endovascular Corporation	Johnson & Johnson	4.2	x	3.6	x
June 1, 2010	ev3 Inc.	Covidien plc	5.5	x	4.7	x
April 29, 2010	ATS Medical, Inc.	Medtronic, Inc.	4.9	x	4.5	x
May 8, 2009	VNUS Medical Technologies, Inc.	Covidien Ltd	4.0	x	3.7	x

(1) This transaction has not yet closed.”

(d)
Inserting the following immediately before the final sentence of the first paragraph of page 37 under the heading “Financial Analyses and Opinion—Opinion of Spectranetics’ Financial Advisor—Discounted Cash Flow Analysis”:

“The analysis of the weighted average cost of capital of Spectranetics included, among other considerations, an analysis of the cost of equity and cost of debt of Spectranetics using publicly available information and J.P. Morgan’s judgment.  In selecting the cost of equity, J.P. Morgan considered, among other things, a risk free rate of 2.2%, an equity risk premium range of 6.0% to 7.0% and a levered beta range of 0.90 to 1.40 (selected based upon the predicted and historical betas of the selected companies identified under “—Public Trading Multiples” above).  In calculating the cost of debt, J.P. Morgan considered, among other things, the interest rate on the existing term loan facility of Spectranetics and the approximate spread between 5-year and 10-year U.S. treasury notes.”

(e)	Replacing the section beginning on page 39 under the heading “Certain Spectranetics Forecasts—Management Case 1” with the following:

“The following table presents unaudited prospective financial information for the years 2017 through 2031 prepared by Spectranetics’ management (“Management Case 1”), based solely on the best information available to Spectranetics’ management at the time Management Case 1 was developed.  Management Case 1 was developed by management as part of the development of management’s strategic plan and in connection with Spectranetics’ review of strategic and financial alternatives.  The projections contained in Management Case 1 for the years 2017 through 2021 were prepared by Spectranetics’ management based on management’s strategic plan, and the projections contained in Management Case 1 for the years 2022 through 2031 were developed by Spectranetics’ management based on an extrapolation of estimates in Management Case 1.  The principal assumptions reflected in Management Case 1 included the following:

●	Spectranetics receives no revenue from its calcium solution product in fiscal years 2020 and 2021;
●	No revenue is attributable to the below-the-knee application of Stellarex in fiscal years 2017 through 2031;
●	An implied compound annual growth rate of 6% for revenue attributable to the “Lead Management” revenue segment for fiscal years 2017 through 2021;
●
Revenue estimates for fiscal years 2022 through 2031 are based on linear extrapolations by segment targeting a growth rate in fiscal year 2031 of 3%, except the “Services” revenue segment, which targets a growth rate in fiscal year 2031 of 0%, and the “Stellarex” revenue segment, which has a step-down of its targeted growth rate to fiscal year 2023 to reflect its initial ramp up and potential competition;

●
Fixed tax expense is $0.7 million in fiscal year 2017, and $1.0 million annually thereafter in addition to calculated taxes and assumes a net operating loss balance of $245 million as of December 31, 2016; and

●	Approximately $10 million of amortization of intangibles related to the acquisition of AngioScore, Inc. expires in fiscal year 2024.

($ in millions)	FY 2017E	FY 2018E	FY 2019E	FY 2020E	FY 2021E	FY 2022E	FY 2023E	FY 2024E	FY 2025E	FY 2026E	FY 2027E	FY 2028E	FY 2029E	FY 2030E	FY 2031E
VI ex-Stellarex	$200	$216	$236	$260	$279	$298	$318	$337	$356	$374	$392	$409	$424	$439	$452
% growth	12%	8%	9%	10%	7%	7%	6%	6%	6%	5%	5%	4%	4%	3%	3%
Stellarex	$14	$56	$84	$131	$178	$228	$274	$323	$373	$424	$473	$518	$555	$583	$601
% growth	402%	311%	50%	55%	36%	28%	20%	18%	16%	14%	12%	9%	7%	5%	3%
Lead Management	$77	$81	$86	$92	$97	$103	$108	$114	$120	$125	$130	$135	$140	$145	$149
% growth	5%	5%	6%	7%	6%	6%	5%	5%	5%	5%	4%	4%	4%	3%	3%
Services	$15	$14	$13	$12	$12	$11	$11	$11	$10	$10	$10	$10	$10	$10	$10
% growth	(8%)	(6%)	(6%)	(7%)	(4%)	(4%)	(3%)	(3%)	(2%)	(2%)	(2%)	(1%)	(1%)	(0%)	(0%)
Total revenue	$305	$367	$419	$495	$566	$641	$711	$784	$859	$934	$1,005	$1,071	$1,129	$1,177	$1,212
% growth	13%	20%	14%	18%	14%	13%	11%	10%	10%	9%	8%	7%	5%	4%	3%
COGS	$(75)	$(87)	$(97)	$(109)	$(123)	$(138)	$(152)	$(167)	$(181)	$(195)	$(208)	$(220)	$(230)	$(237)	$(242)
% of revenue	25%	24%	23%	22%	22%	22%	21%	21%	21%	21%	21%	21%	20%	20%	20%
Gross profit	$230	$280	$323	$386	$443	$502	$559	$618	$678	$739	$797	$851	$900	$940	$970
% margin	75%	76%	77%	78%	78%	78%	79%	79%	79%	79%	79%	79%	80%	80%	80%
Operating expenses	$(270)	$(278)	$(286)	$(297)	$(306)	$(343)	$(378)	$(414)	$(450)	$(485)	$(519)	$(548)	$(574)	$(593)	$(606)
% of revenue	88%	76%	68%	60%	54%	54%	53%	53%	52%	52%	52%	51%	51%	50%	50%
Operating Income (Loss)	$(40)	$2	$37	$88	$137	$159	$180	$204	$228	$253	$278	$303	$326	$346	$364
% margin	(13%)	1%	9%	18%	24%	25%	25%	26%	27%	27%	28%	28%	29%	29%	30%
D&A	$26	$31	$35	$38	$41	$45	$47	$38	$39	$40	$40	$40	$39	$37	$35
% of revenue	9%	8%	8%	8%	7%	7%	7%	5%	5%	4%	4%	4%	3%	3%	3%
% of capex	116%	108%	117%	124%	134%	134%	134%	103%	102%	101%	100%	100%	99%	98%	97%
EBITDA(1)	$(14)	$34	$72	$127	$179	$204	$228	$242	$267	$293	$319	$343	$365	$384	$399
% margin	(5%)	9%	17%	26%	32%	32%	32%	31%	31%	31%	32%	32%	32%	33%	33%
Key cash flow items
Capex	$23	$29	$30	$31	$31	$33	$35	$37	$38	$39	$40	$40	$39	$38	$36
% of revenue	7%	8%	7%	6%	5%	5%	5%	5%	4%	4%	4%	4%	3%	3%	3%
Change in NWC	$(7)	$(5)	$(4)	$(9)	$(11)	$(11)	$(10)	$(10)	$(10)	$(10)	$(9)	$(8)	$(7)	$(6)	$(4)
% of change in revenue	22%	9%	7%	12%	15%	15%	14%	14%	14%	13%	13%	13%	12%	12%	11%
Unlevered free cash flow	$(44)	$(2)	$37	$86	$136	$110	$118	$122	$138	$154	$171	$187	$203	$218	$230

(1) EBITDA is defined as estimated earnings before interest, taxes, depreciation and amortization. EBITDA is a non-GAAP financial measure.  The table above presents a reconciliation of EBITDA to Operating Income (Loss), its most directly comparable GAAP measure”.

(f)	Replacing the section beginning on page 39 under the heading “Certain Spectranetics Forecasts—Management Case 2” with the following:

“The following table presents unaudited prospective financial information for the years 2017 through 2031 prepared by Spectranetics’ management (“Management Case 2”), based solely on the best information available to Spectranetics’ management at the time Management Case 2 was developed.  Management Case 2 was developed by management as part of the development of management’s strategic plan and in connection with Spectranetics’ review of strategic and financial alternatives.  The projections contained in Management Case 2 for the years 2017 through 2021 were prepared by Spectranetics’ management based on management’s strategic plan, and the projections contained in Management Case 2 for the years 2022 through 2031 were developed by Spectranetics’ management based on an extrapolation of estimates in Management Case 2.  The principal assumptions reflected in Management Case 2 included the following:

●	Spectranetics receives no revenue from its calcium solution product in fiscal years 2020 and 2021;
●	Spectranetics begins receiving revenue attributable to the below-the-knee application of Stellarex of $20 million in fiscal year 2021;
●	An implied compound annual growth rate of 10% for revenue attributable to the “Lead Management” revenue segment for fiscal years 2017 through 2021;
●
Revenue estimates for fiscal years 2022 through 2031 are based on linear extrapolations by segment targeting a growth rate in fiscal year 2031 of 3%, except the “Services” revenue segment, which targets a growth rate in fiscal year 2031 of 0%, and the “Stellarex” revenue segment, which has a step-down of its targeted growth rate to fiscal year 2023 to reflect its initial ramp up and potential competition;

●
Fixed tax expense is $0.7 million in fiscal year 2017, and $1.0 million annually thereafter in addition to calculated taxes and assumes a net operating loss balance of $245 million as of December 31, 2016; and

●	Approximately $10 million of amortization of intangibles related to the acquisition of AngioScore, Inc. expires in fiscal year 2024.

($ in millions)	FY 2017E	FY 2018E	FY 2019E	FY 2020E	FY 2021E	FY 2022E	FY 2023E	FY 2024E	FY 2025E	FY 2026E	FY 2027E	FY 2028E	FY 2029E	FY 2030E	FY 2031E
VI ex-Stellarex	$196	$214	$236	$259	$284	$310	$337	$363	$388	$413	$437	$459	$479	$497	$512
% growth	9%	9%	10%	10%	10%	9%	8%	8%	7%	6%	6%	5%	4%	4%	3%
Stellarex	$19	$80	$140	$187	$241	$300	$360	$424	$491	$557	$621	$680	$729	$766	$789
% growth	579%	332%	75%	33%	29%	24%	20%	18%	16%	14%	12%	9%	7%	5%	3%
Lead Management	$80	$88	$98	$108	$117	$126	$136	$145	$154	$163	$171	$179	$187	$193	$199
% growth	10%	9%	11%	10%	8%	8%	7%	7%	6%	6%	5%	5%	4%	4%	3%
Services	$15	$14	$13	$12	$11	$10	$9	$8	$8	$7	$7	$7	$7	$7	$7
% growth	(9%)	(3%)	(9%)	(9%)	(10%)	(9%)	(8%)	(7%)	(6%)	(5%)	(4%)	(3%)	(2%)	(1%)	0%
Total revenue	$309	$396	$487	$565	$653	$746	$840	$940	$1,041	$1,141	$1,237	$1,325	$1,401	$1,463	$1,507
% growth	14%	28%	23%	16%	15%	14%	13%	12%	11%	10%	8%	7%	6%	4%	3%
COGS	$(81)	$(97)	$(114)	$(129)	$(144)	$(163)	$(182)	$(201)	$(221)	$(240)	$(257)	$(273)	$(286)	$(296)	$(301)
% of revenue	26%	24%	23%	23%	22%	22%	22%	21%	21%	21%	21%	21%	20%	20%	20%
Gross profit	$229	$299	$373	$437	$509	$583	$659	$738	$820	$901	$979	$1,052	$1,115	$1,167	$1,205
% margin	74%	76%	77%	77%	78%	78%	78%	79%	79%	79%	79%	79%	80%	80%	80%
Operating expenses	$(265)	$(294)	$(312)	$(336)	$(361)	$(409)	$(456)	$(505)	$(554)	$(601)	$(645)	$(684)	$(716)	$(739)	$(753)
% of revenue	86%	74%	64%	60%	55%	55%	54%	54%	53%	53%	52%	52%	51%	51%	50%
Operating Income (Loss)	$(36)	$6	$61	$100	$148	$174	$203	$233	$266	$300	$335	$368	$400	$428	$452
% margin	(12%)	1%	12%	18%	23%	23%	24%	25%	26%	26%	27%	28%	29%	29%	30%
D&A	$26	$30	$36	$40	$43	$47	$51	$44	$46	$47	$48	$48	$47	$46	$44
% of revenue	8%	8%	7%	7%	7%	6%	6%	5%	4%	4%	4%	4%	3%	3%	3%
% of capex	121%	105%	102%	110%	139%	139%	139%	111%	109%	107%	105%	103%	101%	99%	97%
EBITDA(1)	$(10)	$36	$96	$140	$191	$222	$254	$278	$312	$348	$383	$416	$447	$474	$496
% margin	(3%)	9%	20%	25%	29%	30%	30%	30%	30%	30%	31%	31%	32%	32%	33%
Key cash flow items
Capex	$21	$29	$35	$36	$31	$34	$37	$40	$42	$44	$46	$47	$47	$46	$45
% of revenue	7%	7%	7%	6%	5%	5%	4%	4%	4%	4%	4%	4%	3%	3%	3%
Change in NWC	$(9)	$(14)	$(6)	$(11)	$(13)	$(14)	$(14)	$(14)	$(14)	$(13)	$(12)	$(11)	$(9)	$(7)	$(5)
% of change in revenue	23%	16%	6%	14%	15%	15%	14%	14%	14%	13%	13%	13%	12%	12%	12%
Unlevered free cash flow	$(41)	$(8)	$55	$92	$134	$112	$132	$141	$162	$184	$206	$229	$250	$269	$286

(1) EBITDA is defined as estimated earnings before interest, taxes, depreciation and amortization. EBITDA is a non-GAAP financial measure.  The table above presents a reconciliation of EBITDA to Operating Income (Loss), its most directly comparable GAAP measure.”

(g)	Replacing the section beginning on page 40 under the heading “Certain Spectranetics Forecasts—Management Case 3” with the following:

“The following table presents prospective financial information for the years 2017 through 2031 prepared by Spectranetics’ management (“Management Case 3”), based solely on the best information available to Spectranetics’ management at the time Management Case 3 was developed.  Management Case 3 was developed by management as part of the development of management’s strategic plan and in connection with Spectranetics’ review of strategic and financial alternatives.  The projections contained in Management Case 3 for the years 2017 through 2021 were prepared by Spectranetics’ management based on management’s strategic plan, and the projections contained in Management Case 3 for the years 2022 through 2031 were developed by Spectranetics management based on an extrapolation of estimates in Management Case 3.  The principal assumptions reflected in Management Case 3 included the following:

●	Spectranetics receives revenue from its calcium solution product of $4 million and $22 million in fiscal years 2020 and 2021, respectively;
●	Spectranetics begins receiving revenue attributable to the below-the-knee application of Stellarex of $20 million and $50 million in fiscal years 2020 and 2021, respectively;
●	An implied compound annual growth rate of 11% for revenue attributable to the “Lead Management” revenue segment for fiscal years 2017 through 2021;
●
Revenue estimates for fiscal years 2022 through 2031 are based on linear extrapolations by segment targeting a growth rate in fiscal year 2031 of 3%, except the “Services” revenue segment, which targets a growth rate in fiscal year 2031 of 0%, and the “Stellarex” revenue segment, which has a step-down of its targeted growth rate to fiscal year 2023 to reflect its initial ramp up and potential competition;

●
Fixed tax expense is $0.7 million in fiscal year 2017, and $1.0 million annually thereafter in addition to calculated taxes and assumes a net operating loss balance of $245 million as of December 31, 2016; and

●	Approximately $10 million of amortization of intangibles related to the acquisition of AngioScore, Inc. expires in fiscal year 2024.

($ in millions)	FY 2017E	FY 2018E	FY 2019E	FY 2020E	FY 2021E	FY 2022E	FY 2023E	FY 2024E	FY 2025E	FY 2026E	FY 2027E	FY 2028E	FY 2029E	FY 2030E	FY 2031E
VI ex-Stellarex	$196	$215	$237	$264	$307	$354	$403	$453	$503	$552	$599	$641	$678	$707	$728
% growth	10%	9%	10%	11%	17%	15%	14%	12%	11%	10%	8%	7%	6%	4%	3%
Stellarex	$18	$80	$140	$207	$271	$340	$408	$480	$556	$632	$705	$771	$827	$869	$895
% growth	563%	340%	75%	48%	31%	25%	20%	18%	16%	14%	12%	9%	7%	5%	3%
Lead Management	$81	$89	$101	$112	$123	$134	$146	$158	$169	$180	$191	$201	$209	$217	$224
% growth	10%	11%	12%	11%	10%	9%	9%	8%	7%	7%	6%	5%	4%	4%	3%
Services	$15	$14	$13	$12	$10	$9	$8	$7	$7	$6	$6	$6	$5	$5	$5
% growth	(4%)	(7%)	(9%)	(11%)	(13%)	(12%)	(11%)	(9%)	(8%)	(7%)	(5%)	(4%)	(3%)	(1%)	(0%)
Total revenue	$310	$398	$490	$593	$711	$837	$964	$1,098	$1,235	$1,371	$1,500	$1,618	$1,719	$1,798	$1,852
% growth	15%	28%	23%	21%	20%	18%	15%	14%	12%	11%	9%	8%	6%	5%	3%
COGS	$(80)	$(98)	$(115)	$(135)	$(156)	$(182)	$(208)	$(235)	$(262)	$(288)	$(312)	$(333)	$(351)	$(363)	$(370)
% of revenue	26%	24%	23%	23%	22%	22%	22%	21%	21%	21%	21%	21%	20%	20%	20%
Gross profit	$230	$301	$375	$459	$554	$654	$756	$863	$973	$1,083	$1,188	$1,285	$1,368	$1,435	$1,482
% margin	74%	76%	77%	77%	78%	78%	78%	79%	79%	79%	79%	79%	80%	80%	80%
Operating expenses	$(264)	$(293)	$(312)	$(337)	$(364)	$(427)	$(491)	$(558)	$(627)	$(694)	$(757)	$(815)	$(864)	$(901)	$(926)
% of revenue	85%	74%	64%	57%	51%	51%	51%	51%	51%	51%	50%	50%	50%	50%	50%
Operating Income (Loss)	$(34)	$8	$63	$122	$190	$227	$264	$305	$347	$389	$431	$470	$505	$534	$556
% margin	(11%)	2%	13%	21%	27%	27%	27%	28%	28%	28%	29%	29%	29%	30%	30%
D&A	$26	$30	$35	$39	$42	$48	$54	$48	$51	$54	$56	$57	$57	$56	$54
% of revenue	8%	7%	7%	7%	6%	6%	6%	4%	4%	4%	4%	4%	3%	3%	3%
% of capex	130%	103%	100%	109%	138%	138%	138%	111%	109%	107%	105%	103%	101%	99%	97%
EBITDA(1)	$(8)	$38	$99	$161	$233	$275	$319	$353	$398	$443	$486	$526	$561	$590	$610
% margin	(3%)	9%	20%	27%	33%	33%	33%	32%	32%	32%	32%	33%	33%	33%	33%
Key cash flow items
Capex	$20	$29	$35	$36	$31	$35	$39	$43	$47	$50	$53	$55	$56	$56	$56
% of revenue	6%	7%	7%	6%	4%	4%	4%	4%	4%	4%	4%	3%	3%	3%	3%
Change in NWC	$(5)	$(14)	$(6)	$(15)	$(19)	$(20)	$(19)	$(20)	$(20)	$(19)	$(18)	$(16)	$(13)	$(10)	$(7)
% of change in revenue	13%	16%	7%	15%	16%	16%	15%	15%	15%	14%	14%	13%	13%	13%	12%
Unlevered free cash flow	$(34)	$(7)	$57	$109	$146	$140	$166	$182	$209	$236	$264	$290	$314	$335	$352

(1) EBITDA is defined as estimated earnings before interest, taxes, depreciation and amortization. EBITDA is a non-GAAP financial measure. The table above presents a reconciliation of EBITDA to Operating Income (Loss), its most directly comparable GAAP measure.

Spectranetics’ management provided the non-GAAP measures included in the Management Cases to the Board and J.P. Morgan because management believed such measures could be useful in evaluating the Transactions and other strategic and financial alternatives available to Spectranetics.  Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP, including earnings (loss).  Spectranetics’ calculation of these non-GAAP measures may differ from others in its industry and is not necessarily comparable with similar titles used by other companies.

The following tables present a reconciliation of the non-GAAP financial measure of unlevered free cash flow referred to above in Management Case 1, Management Case 2 and Management Case 3 to the most directly comparable GAAP measure of Operating Income (Loss) for each of the periods indicated below:

Management Case 1 projections:

($ in millions)	FY 2017E	FY 2018E	FY 2019E	FY 2020E	FY 2021E	FY 2022E	FY 2023E	FY 2024E	FY 2025E	FY 2026E	FY 2027E	FY 2028E	FY 2029E	FY 2030E	FY 2031E
Operating Income (Loss)	$(40)	$2	$37	$88	$137	$159	$180	$204	$228	$253	$278	$303	$326	$346	$364
Taxes	$(1)	$(1)	$(1)	$(1)	$(1)	$(50)	$(64)	$(72)	$(81)	$(90)	$(98)	$(107)	$(115)	$(122)	$(128)
After Tax Operating Income (Loss)	$(41)	$1	$36	$87	$136	$109	$116	$131	$147	$164	$180	$196	$211	$224	$235
Plus: D&A	$26	$31	$35	$38	$41	$45	$47	$38	$39	$40	$40	$40	$39	$37	$35
Less: Capex	$(23)	$(29)	$(30)	$(31)	$(31)	$(33)	$(35)	$(37)	$(38)	$(39)	$(40)	$(40)	$(39)	$(38)	$(36)
Change in NWC	$(7)	$(5)	$(4)	$(9)	$(11)	$(11)	$(10)	$(10)	$(10)	$(10)	$(9)	$(8)	$(7)	$(6)	$(4)
Unlevered free cash flow	$(44)	$(2)	$37	$86	$136	$110	$118	$122	$138	$154	$171	$187	$203	$218	$230

Management Case 2 projections:

($ in millions)	FY 2017E	FY 2018E	FY 2019E	FY 2020E	FY 2021E	FY 2022E	FY 2023E	FY 2024E	FY 2025E	FY 2026E	FY 2027E	FY 2028E	FY 2029E	FY 2030E	FY 2031E
Operating Income (Loss)	$(36)	$6	$61	$100	$148	$174	$203	$233	$266	$300	$335	$368	$400	$428	$452
Taxes	$(1)	$(1)	$(1)	$(1)	$(12)	$(62)	$(72)	$(83)	$(94)	$(106)	$(118)	$(130)	$(141)	$(151)	$(159)
After Tax Operating Income (Loss)	$(37)	$5	$60	$99	$135	$112	$131	$151	$172	$194	$217	$238	$259	$277	$293
Plus: D&A	$26	$30	$36	$40	$43	$47	$51	$44	$46	$47	$48	$48	$47	$46	$44
Less: Capex	$(21)	$(29)	$(35)	$(36)	$(31)	$(34)	$(37)	$(40)	$(42)	$(44)	$(46)	$(47)	$(47)	$(46)	$(45)
Change in NWC	$(9)	$(14)	$(6)	$(11)	$(13)	$(14)	$(14)	$(14)	$(14)	$(13)	$(12)	$(11)	$(9)	$(7)	$(5)
Unlevered free cash flow	$(41)	$(8)	$55	$92	$134	$112	$132	$141	$162	$184	$206	$229	$250	$269	$286

Management Case 3 projections:

($ in millions)	FY 2017E	FY 2018E	FY 2019E	FY 2020E	FY 2021E	FY 2022E	FY 2023E	FY 2024E	FY 2025E	FY 2026E	FY 2027E	FY 2028E	FY 2029E	FY 2030E	FY 2031E
Operating Income (Loss)	$(34)	$8	$63	$122	$190	$227	$264	$305	$347	$389	$431	$470	$505	$534	$556
Taxes	$(1)	$(1)	$(1)	$(1)	$(37)	$(80)	$(94)	$(108)	$(122)	$(137)	$(152)	$(165)	$(178)	$(188)	$(195)
After Tax Operating Income (Loss)	$(35)	$7	$62	$121	$153	$146	$171	$197	$224	$252	$279	$304	$327	$346	$360
Plus: D&A	$26	$30	$35	$39	$42	$48	$54	$48	$51	$54	$56	$57	$57	$56	$54
Less: Capex	$(20)	$(29)	$(35)	$(36)	$(31)	$(35)	$(39)	$(43)	$(47)	$(50)	$(53)	$(55)	$(56)	$(56)	$(56)
Change in NWC	$(5)	$(14)	$(6)	$(15)	$(19)	$(20)	$(19)	$(20)	$(20)	$(19)	$(18)	$(16)	$(13)	$(10)	$(7)
Unlevered free cash flow	$(34)	$(7)	$57	$109	$146	$140	$166	$182	$209	$236	$264	$290	$314	$335	$352

The Management Cases are included in this Schedule 14D-9 solely to give Spectranetics stockholders access to certain financial information that was made available to the Board and J.P. Morgan and, with respect to certain of this information, to Purchaser and Parent, and is not being included in this Schedule 14D-9 to influence a Spectranetics stockholder’s decision whether to tender Shares in the Offer or for any other purpose. The Management Cases were generated solely for internal use and for use in connection with the rendering of J.P. Morgan’s opinion to the Board and not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data, published guidelines of the SEC regarding forward-looking statements or GAAP. The Management Cases in this section were prepared by the management of Spectranetics.

No independent registered public accounting firm provided any assistance in preparing the Management Cases.  Accordingly, no independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the Management Cases or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the Management Cases.  The KPMG LLP reports included in Spectranetics’ Annual Report on Form 10-K for the fiscal year ended January 31, 2016 relate solely to the historical financial information of Spectranetics and to an assessment of Spectranetics’ internal controls over financial reporting.  Such reports do not extend to the Management Cases and should not be read to do so.

The Management Cases necessarily reflect numerous estimates and assumptions made by Spectranetics’ management with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Spectranetics’ business, all of which are difficult to predict and many of which are beyond Spectranetics’ control.  The Management Cases also reflect subjective judgment in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

As such, the Management Cases constitute forward-looking statements and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such prospective information, including, but not limited to, Spectranetics’ performance, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the various risks set forth in Spectranetics’ reports filed with the SEC.  There can be no assurance that the prospective results would be realized or that actual results would not be significantly higher or lower than forecast.  For more information regarding the risks and uncertainties inherent in forward-looking information, see the section entitled “Forward-Looking Statements” of this Schedule 14D-9.

In particular, the Management Cases, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain.  Because the Management Cases cover multiple years, by their nature, they become subject to greater uncertainty with each successive year.  In addition, the Management Cases would be affected by Spectranetics’ ability to achieve strategic goals, objectives and targets over the applicable periods.  The Management Cases also reflect assumptions as to certain business decisions that are subject to change.  The information set forth in the Management Cases is not fact and should not be relied upon as being necessarily indicative of future results.

The Management Cases were developed for Spectranetics on a standalone basis without giving effect to the Transactions, and therefore the Management Cases do not give effect to the Transactions or any changes to Spectranetics’ operations or strategy that may be implemented after the consummation of the Transactions, including any costs incurred in connection with the Transactions.  Furthermore, the Management Cases do not take into account the effect of any failure of the Transactions to be completed and should not be viewed as accurate or continuing in that context.

The Management Cases in this section were prepared prior to the execution of the Merger Agreement and have not been updated to reflect any changes after the date they were prepared. Spectranetics undertakes no obligation, except as required by law, to update or otherwise revise the Management Cases to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to not be appropriate, or to reflect changes in general economic or industry conditions.

By including the Management Cases in this Schedule 14D-9, neither Spectranetics nor any of its representatives has made or makes any representation to any person regarding the information included in the Management Cases or the ultimate performance of Spectranetics, Parent, the Surviving Corporation or any of their affiliates compared to the information contained in the Management Cases. Spectranetics has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning the Management Cases.

The inclusion of the Management Cases should not be regarded as an indication that Spectranetics, J.P. Morgan, Parent, Purchaser or anyone who received the Management Cases then considered, or now considers, the Management Cases a reliable prediction of future events, and the Management Cases should not be relied upon as such. None of Spectranetics, J.P. Morgan, Parent or Purchaser or any of their respective affiliates assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Management Cases. None of Spectranetics, J.P. Morgan, Parent or Purchaser or any of their respective affiliates intends to, and each of them disclaims any obligation to, update, revise or correct any information contained in the Management Cases if it is or becomes, or the underlying assumptions are or become, inaccurate (even in the short term).

The inclusion of the Management Cases herein should not be deemed an admission or representation by Spectranetics that they are viewed by Spectranetics as material information of Spectranetics, and in fact, Spectranetics does not view the Management Cases as material because of the inherent risks and uncertainties associated with such long range forecasts. The Management Cases should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Spectranetics contained in this Schedule 14D-9 and Spectranetics’ public filings with the SEC.

In light of the foregoing factors and the uncertainties inherent in the Management Cases, readers of this Schedule 14D-9 are cautioned not to place undue reliance on the Management Cases.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

The Spectranetics Corporation

By:	/s/ Paul Gardon
	Name:	Paul Gardon
	Title:	Senior Vice President - General Counsel

Dated: July 26, 2017